

Mail Stop 3233

September 28, 2016

VIA E-MAIL
Mr. Nicholas McGrane
Chief Financial Officer
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203

> **Re:** **Evolent Health, Inc.**
> **Form 8-K dated August 4, 2016**
> **Filed August 4, 2016**
> **File No. 001-37415**

Dear Mr. McGrane:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 8-K FILED ON AUGUST 4, 2016

Exhibit 99.1

1. Reference is made to your disclosures on page 12 related to the calculation of adjusted weighted-average common shares to include all dilutive or potentially dilutive shares over the respective periods including in periods of loss. It appears these adjustments to weighted-average common shares have an anti-dilutive effect due to the losses you incurred on an adjusted basis, which substitutes an individually tailored accounting principle for the one in GAAP. Please remove this presentation in future earnings releases. See Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468, Lyn Shenk at (202) 551 – 3380, or me at (202) 551 - 3486 with any questions.

Sincerely,

Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities